Commission File No.: 0-10093
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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

(Check One):  /X/ Form 10-K and Form 10-KSB / / Form 11-K / / Form 20-F
                    / / Form 10-Q and 10-QSB / / Form N-SAR

                           For Period Ended:  June 30, 2001

                           [ ] Transition Report on Form 10-K
                           [ ] Transition Report on Form 20-F
                           [ ] Transition Report on Form 11-K
                           [ ] Transition Report on Form 10-Q
                           [ ] Transition Report on Form N-SAR

                           For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

                         PART I - REGISTRANT INFORMATION

                          INSITUFORM EAST, INCORPORATED

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                             Full Name of Registrant
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                                       N/A
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                            Former Name if Applicable
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                                3421 Pennsy Drive

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            Address of Principal Executive Office (Street and Number)
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                             Landover, MD 20785-1608

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                            City, State and Zip Code
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                        PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

/X/ (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

/X/ (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth day following the prescribed due date; and

/ / (c) The  accountant's  statement  or other  exhibit  required  by Rule
        12b-25(c)  have been attached if applicable.

                              PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

         The Registrant is in the process of completing Audit Committee and Director reviews of its Form 10-K for the period ended June 30, 2001, all of which reviews had not been completed by September 28, 2001. Registrant is attaching hereto its Press Release dated and made public September 28, 2001 reflecting a decrease in FY 2001 net loss results to -$2,345,056 from FY 2000 net loss results of - $2,761,306. As required, the Registrant will file its completed Form 10-K no later than the fifteenth calendar day following the regularly prescribed due date of September 28, 2001.

                           PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

    Robert W. Erikson, President                (301) 386-7401

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(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).

    /X/ Yes      / / No

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(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

    / / Yes      /X/ No

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If so, attach an explanation of the  anticipated  change,  both  narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     Although, Registrant believes that the change in annual results of operations of Registrant from the last fiscal year may not be deemed "significant" in the marketplace (i.e., a decrease in FY 2001 net loss results to -$2,345,056 from FY 2000 net loss results of -$2,761,306), Registrant is attaching hereto its Press Release dated and made public September 28, 2001 containing both narratively and quantitatively an explanation of such change.

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                          INSITUFORM EAST, INCORPORATED

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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date  October 1, 2001                     By /s/ Robert W. Erikson
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                                                 President

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violation (See 18 U.S.C. 1001).

                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A Manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (ss. 232.201 or ss. 232 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulations S-T (ss. 232.13(b) of this Chapter).